CHARLESTON  BASICS, INC.
1701 Avenue I
Brooklyn, New York 11230

April 15, 2008

BY EDGAR AND
FACSIMILE (202) 772-9205

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention:  Mara L. Ransom, Legal Branch Chief

Re:          Charleston Basics, Inc.
Registration Statement on Form S-1
File Number 333-145211

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Charleston Basics, Inc. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 9:00am on Wednesday, April 16, 2008 or as soon as practicable thereafter.  In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1.           the Company is responsibility for the adequacy and accuracy of the disclosure in its filing.

2.           staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

3.           the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250.  Thank you for your attention to this matter.

Very truly yours,

CHARLESTON BASICS, INC.

By: /s/ Michael Lieber
Name: Michael Lieber
Title: President, Chief Executive Officer
and Director (Principal Executive, Financial and Accounting Officer)

By: /s/ Andrea Bereck
Name: Andrea Bereck
Title: Secretary and Director